Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Merix Corporation
Commission File No. 1-33752

Ladies and Gentlemen,

I realize that the news last week regarding our pending merger with ViaSystems has caused a great deal of conversation in the hallway and I am sure at home. I wanted to make sure we were very clear regarding the how we need to conduct ourselves over the next 60 to 90 days. I want to start by reminding you that ViaSystems and Merix Corporation are still competitors and will continue to be until this transaction is finished. Remember, our shareholders can still say they do not support this merger in which case the merger will not occur. Here are some simple guidelines I would like you to follow until you hear from me that the merger is complete:

➢ Therefore, there can not be any discussions with ViaSystems , their representatives (sales people, lawyers, etc…), suppliers, and customers about any information we consider proprietary or confidential. If you are asked to supply any information please notify me directly!

➢ In our day to day decisions, we need to run the business for Merix; not the new combined Company. Do not try to second guess how the combined company will change your role! There is no merger until you hear it from me!!!

➢ Focus on doing what you do best…building great circuit boards for Merix Corporation!

While I do believe this merger is a great opportunity for all involved, it has not happened yet!

Best Regards,

Michael Burger
President and CEO
Merix Corporation

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.
Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC.  Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation
Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viaystems and Merix will file with the SEC when it becomes available.